UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D /A
Under the Securities Exchange Act of 1934

DYNAMEX INC
(Name of Issuer)

COMMON
(Title of Class of Securities)

26784F103
(CUSIP Number)

TIMOTHY E. MORIARTY, c/o McGrath, Doyle & Phair
150 BROADWAY - SUITE 1915
NEW YORK, NY 10038
TEL: 212-571-2300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 31 2010
(Date of Event which Requires Filing of this Statement)


1 Names of Reporting Persons.
IRS Identification Nos. of above persons (entities only)
TIMOTHY E. MORIARTY

2 Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  X
(b)

3 SEC Use Only

4 Source of Funds (See Instructions)        PF

5 Ck if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d)or 2(e)    N/A

6 Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person with
7 	Sole Voting Power 		857,444 SHARES
8	Shared Voting Power
9	Sole Dispositive Power		857,444 SHARES
10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person= 857,444 shs
12	Check if the Aggregate Amount in Row(11) Excludes Certain Shares
(See Instructions)	N/A
13	Percent of Class Represented by Amount in Row (11)    8.8123%
14	Type of Reporting Person (See Instructions)   		IN


SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Item 1
Security and Issuer
DYNAMEX INC
5429 LBJ FREEWAY SUITE 1000
DALLAS TX 75240

Class of Securities = common

Item 2
Identity and Background
(a)	N/A
(b)	N/A
 c	N/A
(d)	N/A
(e)	N/A
(f)	N/A

Item 3
Source and Amount of Funds or Other Consideration
PERSONAL FUNDS

Item 4
Purpose of Transaction
MATERIAL ACQUISITION FOR INVESTMENT PURPOSES

Item 5
Interest in Securities of the Issuer
(a)	857,444 SHARES 8.8123 PERCENT OF CLASS
(b)	857,444 SHARES
 c	N/A
(d)	N/A
(e)	N/A

Item 6
Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer = N/A

Item 7
Material to Be Filed as Exhibits
N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	10/06/2010

Signature	TIMOTHY E MORIARTY

Name/Title	TIMOTHY E MORIARTY